Exhibit 99.1

Veren Announces Filing of Annual Information Form and Form 40-F

CALGARY, AB, Feb. 27, 2025 /CNW/ - Veren Inc. ("Veren", or the "Company") (TSX and NYSE: VRN) confirms the filing of its Annual Information Form ("AIF") for the year ended December 31, 2024, with the Canadian securities regulatory authorities on the System for Electronic Analysis and Retrieval ("SEDAR+"). In addition, Veren has filed its Form 40-F for the year ended December 31, 2024, which includes the AIF, with the United States Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The AIF contains the Company's reserves data and other oil and natural gas information, as required under National Instrument 51-101.

An electronic copy of the AIF may be obtained on Veren's website at www.vrn.com, on the Company's SEDAR+ profile at www.sedarplus.com and on the Company's EDGAR profile at www.sec.gov/edgar.

FOR MORE INFORMATION ON VEREN, PLEASE CONTACT:

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020

Address: Veren Inc. Suite 2000, 585 - 8th Avenue S.W. Calgary AB │T2P 1G1

www.vrn.com

Veren shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol VRN.

View original content:https://www.prnewswire.com/news-releases/veren-announces-filing-of-annual-information-form-and-form-40-f-302387367.html

SOURCE Veren Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2025/27/c8150.html

%CIK: 0001545851

CO: Veren Inc.

CNW 07:20e 27-FEB-25